PROSPECTUS


                               MOTHERS WORK, INC.


     This Prospectus relates to the resale by the Selling Stockholders of a total of 200,000 shares of Common Stock, $.01 par value per share (the "Common Stock") of Mothers Work, Inc. (the "Company").

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Selling Stockholders."

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     PROSPECTIVE PURCHASERS SHOULD CONSIDER THE RISKS SET FORTH UNDER "RISK FACTORS" COMMENCING ON PAGE 2.

     The shares offered by the Selling Stockholders hereby will be sold at market prices on The Nasdaq Stock Market ("Nasdaq") or in private sales at prevailing market prices or negotiated prices. The Selling Stockholders may pay commissions or other compensation to broker-dealers in connection with such sales, which may be in excess of customary commissions charged for Nasdaq transactions. See "Selling Stockholders."

     The Common Stock is traded on Nasdaq under the symbol MWRK. On May 19, 1997, the closing sales price of the Common Stock, as reported by Nasdaq, was $6.625 per share.

                   The date of this Prospectus is May 22, 1997




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                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

Recent Operating Losses; Maternity Business Restructuring

     The Company incurred a loss of $7.9 million for the second fiscal quarter ended March 31, 1997 before considering preferred dividends, or a loss of $2.30 per share. Results for the quarter include unusual charges of $7.6 million or $1.40 per share, the cash portion of which is approximately $1.3 million to be paid out through the second quarter of fiscal 1998, taken in conjunction with the Company's restructuring of its core maternity business to combine overlapping product lines and close approximately 30 retail locations serviced by other Company stores. Although operating cash flow (operating income excluding amortization and depreciation expense) for the Company's core maternity business for the first six months of fiscal 1997 (and exclusive of the unusual charges) of $13.5 million was comparable to the same period in fiscal 1996, there can be no assurance that the Company's restructuring efforts will be successful or that the Company can return to profitable operations.

Risk of Episode Operations

     Since the acquisition of certain leases and assets of Episode USA, Inc. on May 30, 1996, the Company has been engaged in the marketing and retailing of upscale "bridge" women's apparel and accessories. The Company has introduced its own "bridge" line, Daniel and Rebecca(R), and at March 31, 1997, the Company operated 33 Episode(R)* stores. The Company's Episode division has operated at a loss since the acquisition, and the losses for the second quarter of fiscal 1997 exclusive of the unusual charges discussed above in "Recent Operating Losses," are primarily attributable to the Episode operations. Although Episode's sales levels improved in March and April, Episode revenues remain below management's initial estimates and are currently at levels which would not support profitable operations of the Episode division. The Company's management has limited experience in the bridge women's apparel business and the integration of Episode into the rest of the Company's operations has required substantial management time and other resources. Further, the operations of a bridge women's fashion business are subject to numerous risks, unanticipated operating problems, and greater competition and fashion risk than the Company's core maternity business. Based on the foregoing factors, there can be no assurance that the Company's Episode Operations will become profitable.

Leverage and Liquidity

     The Company became highly leveraged after completion of the offering of 12 5/8% Senior Unsecured Notes (the "Notes") in 1995. As of March 31, 1997, the Company's total indebtedness was approximately $100,169,000, its stockholder's equity was approximately $27,142,000 and the Company's total assets were approximately $156,411,000, of which approximately $44,782,000 are intangible assets. After excluding the Company's unusual charges of $7.6 million discussed above, for the six-month period ending March 31, 1997, the Company's consolidated EBITDA was approximately $10,280,000; fixed charges exceeded earnings available to cover fixed charges by approximately $2,859,000 and the ratio of EBITDA to interest expense, net was 1.56.

---------------

     *Episode America, a division of Mothers Work, Inc., is licensed to use the Episode(R) trademark by Episode USA, Inc.


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



     Concurrent with the Episode acquisition, and in order to provide the Company with additional borrowing capacity under its working capital revolving line of credit facility with CoreStates Bank, N.A. ("Working Capital Facility"), the Working Capital Facility was increased from $15.0 million to $20.0 million. In addition, the Company also had $4.0 million in a letter of credit issued by CoreStates Bank to collateralize an Industrial Revenue Bond. The Company had $2,883,000 in borrowings and $5.5 million in letters of credit issued under the Working Capital Facility at March 31, 1997. In April 1997, the Working Capital Facility was extended to August 1999 and provides for a revolving credit and letter of credit facility.

     The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to general economic conditions and to financial, business and other factors, including factors beyond the Company's control, and the Company's ability to obtain additional borrowings, if any, when needed. There can be no assurance that internally generated funds, trade credit, and the borrowing capacity under the Working Capital Facility will provide sufficient capital resources to finance the Company's operations in the future, or that, if there is a need for additional borrowings, that alternative sources of financing would be available.

Dependence on Key Personnel

     The success of the Company's business will continue to be dependent upon Dan and Rebecca Matthias, the Chairman and Chief Executive Officer and the President and Chief Operating Officer of the Company, respectively, and on other key personnel. The Company believes that to succeed in the future it must continue to attract, retain and motivate additional highly skilled management personnel and store managers. The loss of key personnel or the inability to attract and retain key employees in the future could have a material adverse effect on the Company.

Competition

     The maternity apparel industry and women's bridge apparel industry are highly competitive with respect to price, quality and style of merchandise and store location. The Company faces competition for customers and store locations from various full-price maternity clothing chains, a number of off-price specialty retailers and catalog retailers, as well as from local, regional and national department stores and women's and, to some extent, men's clothing stores, many of which have significantly greater financial and other resources than the Company. The retailing business is affected by changes in consumer tastes, demographic trends and the type, number and location of competing stores. Additionally, since there are few barriers to entry into the retail clothing business, the Company may face future competition from participants not currently in the maternity market, such as certain large national specialty stores and department store chains.

Fashion Risk

     The women's apparel business (both maternity and bridge apparel) is affected by changes in consumer tastes requiring the Company to keep up to date on, and to some extent anticipate, emerging fashion trends. The failure to do so may adversely affect the Company's operating results. With respect to maternity apparel, the regular women's apparel market occasionally shifts toward looser-fitting styles. During these times, pregnant women have a greater opportunity to substitute regular market apparel for maternity wear. Such a shift may adversely affect the Company's operating results.


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



Other Business Factors

     The Company's future performance will be subject to a number of factors beyond its control, including economic downturns and demographic changes. The Company's business depends upon sustained demand for maternity clothing. In the event that such demand were to decline for any reason, such as a decrease in the number of pregnancies among women in the Company's customer base, the Company's operating results could be adversely affected.


                                 USE OF PROCEEDS

     The Company will receive no proceeds from any sales of Common Stock hereunder by the Selling Stockholders.


                                   THE COMPANY

     Mothers Work, Inc. together with its subsidiaries is the largest specialty retailer of maternity clothing in the United States. As of March 31, 1997, the Company operated 560 retail locations, including 33 Episode(R)** upscale bridge apparel specialty stores and 527 locations offering a full range of career, casual and special occasion maternity wear consisting of 224 Motherhood Maternity(R) stores, 73 Maternite(R) stores, 49 Mimi Maternity(R) stores, 46 Maternity Works(R) outlet stores, 39 A Pea in the Pod(R) stores and 94 leased departments. The Company situates its stores primarily in regional shopping malls and, to a lesser extent, in central business districts within major metropolitan areas, and in factory-direct outlet centers. The Company is vertically-integrated, performing design, manufacturing, distribution and sales functions in-house.

     The Company currently operates maternity retail stores under five store concepts which, although having different merchandising and marketing strategies, all sell clothing that is designed to meet an expecting mother's entire lifestyle needs including her career requirements, as well as her casual and special occasion needs. Maternite, the Company's original concept, markets traditional clothing. Mimi Maternity, which was developed in 1990, is designed to meet the needs of fashion forward women who are willing to spend more to make a fashion statement. A Pea in the Pod markets the most upscale of the Company's fashions including a premium or "bridge" merchandise selection manufactured by the Company, including the Company's Mimi Maternity line of clothing, and certain designer labels. Motherhood markets a moderately-priced line of maternity clothing in regional malls and department stores. Finally, Maternity Works, a chain of factory-direct outlet stores, serves the woman who seeks upscale apparel during her pregnancy but cannot or will not purchase at full retail prices.

     On May 31, 1996, the Company entered into a new line of business involving bridge women's apparel and accessories through the acquisition of certain leases and other assets of Episode U.S.A., Inc., a company involved in that line of business. As of March 31, 1997, the Company operated 33 retail locations under the Episode concept.

     The principal executive office of the Company is located at 456 North 5th Street, Philadelphia, Pennsylvania 19103 and its telephone number is (215) 873-2200.

---------------

     **Episode America, a division of Mothers Work, Inc., is licensed to use the Episode(R) trademark by Episode USA, Inc.


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



                              AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-3 with the Securities and Exchange Commission (the "Commission") relating to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Commission. Proxy statements concerning the Company, reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 W. Madison St., Suite 1400, Chicago, Illinois 60661-2511). Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web located at http://www.sec.gov. This Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

     The Company will furnish, without charge, to any person to whom a copy of this Prospectus is delivered, upon such person's written request, a copy of any and all of the documents that have been incorporated by reference in the Registration Statement and herein (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Any such request should be directed to the Chief Financial Officer, Mothers Work, Inc., 456 North 5th Street, Philadelphia, Pennsylvania 19103, phone number: (215) 873-2200.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

     (a) The Company's Annual Report on Form 10-K for the year ended September 30, 1996.

     (b) The Company's Quarterly Reports on Form 10-Q for the quarter ended December 31, 1996 and for the quarter ended March 31, 1997.

     (c) The Company's Current Reports on Form 8-K filed on March 18, 1997 and April 30, 1997.

     (d) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission, including any amendments or reports filed for the purpose of updating such description.



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



     (e) In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference herein from their respective dates of filing.

     Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                              SELLING STOCKHOLDERS

     The following table sets forth the name of the Selling Stockholders and certain information regarding the beneficial ownership of the Company's Common Stock by the Selling Stockholders as of May 14, 1997, and as adjusted to reflect the sale of the shares offered by this Prospectus:


                                                                                     Beneficial Ownership
                                      Number of Shares                                  After Offering
                                     Beneficially Owned                         ------------------------------
                                          Prior To           Number of          Number of     Percentage (if
Name                                     Offering        Shares Offered          Shares       greater than 1%)
----                                 ------------------  --------------         ---------     ----------------

Strathclyde Pension Fund
 - Smaller Overseas Portfolio*              8,000              7,400                600            --
Fleming American Investment
  Trust PLC*                               30,200             26,400              3,800            --
Fleming Fledgling Investment
  Trust PLC*                                6,100              5,600                500            --
Fleming Overseas Investment
  Trust PLC*                               14,900             13,700              1,200            --
Fleming Select American Smaller
  Companies Fund*                           6,700              6,100                600            --
S&P American Smaller
  Companies Fund*                          53,600             50,700              2,900            --
FFF American Fledgling
  Fund*                                    75,500             69,500              6,000            --
FFF US Discovery Fund*                    159,900             20,600            139,300           3.9%

---------------

*     Robert Fleming Inc. has reported beneficial ownership of these shares on a
      Schedule 13G filed with the Securities and Exchange Commission on March 17, 1997.


                              PLAN OF DISTRIBUTION

     The Selling Stockholders or their pledgees, donees, transferees or other successors in interest, may sell all, a portion or none of the securities offered by it hereby from time to time. Any such sales may be in one or more transactions on Nasdaq or any other securities market on which the securities are then listed or traded at prices prevailing at the times of such sales or in private sales of the securities at prices related to the prevailing market prices or at negotiated prices. The sales may involve (a) a block transaction in which


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



the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) a purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (c) ordinary brokerage transactions in which the broker solicits purchasers, (d) exchange distributions and/or secondary distributions in accordance with the rules of the Nasdaq Stock Market, or (e) privately negotiated transactions. Broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). The Selling Stockholders and any broker-dealers that participate in the distribution of the shares may be deemed to be underwriters and any commissions received by them and any profit on the resale positioned by them might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Act"). The Selling Stockholders may from time to time deliver all or a portion of the securities offered hereby to cover a short sale or sales or upon exercise of a put equivalent position. In addition, any such shares that qualify for sale under Rule 144 or Rule 144A under the Act may be sold under any such rules rather than pursuant to this Prospectus.

     There can be no assurance that the Selling Stockholders will sell any or all of their shares of Common Stock offered hereby. The Company will receive no proceeds from any sales of Common Stock hereunder by the Selling Stockholders.

     The Registration Statement of which this Prospectus is a part has been filed with the Commission by the Company in accordance with certain subscription agreements between the Company and certain of the Selling Stockholders, pursuant to which the Company has agreed to pay the filing fees, costs and expenses associated with such Registration Statement. The Company has also agreed to indemnify such Selling Stockholders for certain civil liabilities in connection with such Registration Statement and the securities offered hereby, including liabilities under the Act.


                                  LEGAL MATTERS

     The validity of the Common Stock offered hereby has been passed upon for the Company by Pepper, Hamilton & Scheetz LLP, 3000 Two Logan Square, Philadelphia, PA 19103. Elam M. Hitchner, III, a partner of Pepper, Hamilton & Scheetz, LLP and a member of the Company's Board of Directors, owns 20,000 shares of Common Stock and options to purchase an additional 8,000 shares of Common Stock.


                                     EXPERTS

     The consolidated financial statements of Mothers Work, Inc. included in Mothers Work, Inc.'s Annual Report on Form 10-K for the year ended September 30, 1996, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


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


================================================================================

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.








                               -------------------


                                TABLE OF CONTENTS



                                                                            Page
                                                                            ----

Risk Factors ..............................................................   2
Use of Proceeds ...........................................................   4
The Company ...............................................................   4
Available Information .....................................................   5
Incorporation of Certain
  Documents by Reference ..................................................   5
Selling Stockholders ......................................................   6
Plan of Distribution ......................................................   6
Legal Matters .............................................................   7
Experts ...................................................................   7


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                               MOTHERS WORK, INC.



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                                   PROSPECTUS

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                                  May 22, 1997









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